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SECUR ... MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hackett Associates, Inc.

OFFICIAL USE ONLY
002106
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1118 Penn Avenue___
(No. and Street)

___Wyomissing___   ___PA___   ___19610___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Burtis M. Hackett, Jr., President and Registered Representative 610-374-3155
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Herbein + Company, Inc.
(Name – if individual, state last, first, middle name)

  401 Oley Street   Reading   PA   19601
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Burtis M. Hackett, Jr.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hackett Associates, Inc.__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Notary Public

President and Registered Representative
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HACKETT ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS


To the Board of Directors and Stockholders
Hackett Associates, Inc.
Wyomissing, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Hackett Associates, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is affiliated with Hackett Associates Insurance Agency, Inc., which is in a similar line of business. Hackett Associates, Inc. and Hackett Associates Insurance Agency, Inc. are controlled by Burtis M. Hackett, Jr. Mr. Hackett has the ability to influence the volume of business done by each company. As discussed in Note C, the Company and its affiliate have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hackett Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.

Reading, Pennsylvania
February 10, 2004

HACKETT ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2003	2002
ASSETS		
Cash	**$95,929**	$24,168
Short-term investments, at market	**0**	76,934
Cash and cash equivalents	**95,929**	101,102
Dealer concession and commission receivable	**328,014**	271,907
Deferred tax asset	**1,430**	829
TOTAL ASSETS	**$425,373**	$373,838
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	**$278,812**	$225,683
Accrued expenses	**7,750**	11,805
Accrued taxes	**680**	1,035
TOTAL LIABILITIES	**287,242**	238,523
STOCKHOLDERS' EQUITY		
Common stock, no par value		
Authorized - 1,000 shares		
Issued and outstanding - 173 shares	**102,762**	102,762
Retained earnings	**35,369**	32,553
TOTAL STOCKHOLDERS' EQUITY	**138,131**	135,315
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$425,373**	$373,838

See accompanying notes.   3

HACKETT ASSOCIATES, INC.

STATEMENTS OF INCOME

	Year Ended December 31	
	2003	2002
REVENUES		
Dealer concession	**$1,748,292**	$1,959,820
Commissions on stock transactions	**20,480**	72,620
Commissions - variable annuities	**1,742,709**	1,732,744
Commissions or fees - other	**846,669**	890,192
Interest and miscellaneous income	**6,587**	6,380
Realized gain (loss) on sale of investments	**(6,938)**	342
TOTAL REVENUES	**4,357,799**	4,662,098
OPERATING EXPENSES		
Commissions	**3,698,637**	3,855,757
Consulting fees and management expense	**620,112**	756,520
Registration fees	**35,833**	43,854
Miscellaneous	**1,002**	3,231
TOTAL OPERATING EXPENSES	**4,355,584**	4,659,362
INCOME BEFORE INCOME TAXES	**2,215**	2,736
INCOME TAXES (BENEFIT)	**(601)**	189
NET INCOME	**$2,816**	$2,547

See accompanying notes.   4

HACKETT ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock	Retained Earnings	Total
BALANCE AT JANUARY 1, 2002	$102,762	$30,006	$132,768
Net income for 2002	0	2,547	2,547
BALANCE AT DECEMBER 31, 2002	102,762	32,553	135,315
Net income for 2003	**0**	**2,816**	**2,816**
BALANCE AT DECEMBER 31, 2003	**$102,762**	**$35,369**	**$138,131**

See accompanying notes.   5

HACKETT ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$2,816**	$2,547
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Deferred income taxes	**(601)**	189
Changes in:		
Accounts receivable	**(56,107)**	157,143
Prepaid expenses	**0**	4,753
Commissions payable and accrued liabilities	**48,719**	(150,011)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**(5,173)**	14,621
NET INCREASE (DECREASE) IN CASH	**(5,173)**	14,621
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**101,102**	86,481
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$95,929**	$101,102

See accompanying notes. 6

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Hackett Associates, Inc. (the "Company") was incorporated in Pennsylvania in November, 1986, and is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exemption from SEC Rule 15c3-3:
The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Sections k(2)i and k(2)ii.

The Company is exempt under k(2)i because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Hackett Associates, Inc."

The Company is also exempt under Section k(2)ii because as an introducing broker or dealer, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash:
Various times throughout each year, the Company had cash balances in excess of the federally insured limit of $100,000 in deposit accounts.

Investments:
Investment securities are valued at market value.

Accounts Receivable:
Accounts receivable represent amounts due from various mutual funds, annuities, and investment companies. The Company has a concentration of credit risk because all receivables are due from companies involved in the mutual fund, investment industry, and insurance industry. These companies are located throughout the United States.

Revenue Recognition:
Commission income and the related commission expense and overrides are recorded on a trade-date basis, as securities transactions occur. All other expenses are recorded as incurred.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Bad Debts:
Bad debts are accounted for using the direct write off method. Expense is recognized during the period in which a specific account is determined to be uncollectible. Management believes the effects of using this method approximate those of the allowance method.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

NOTE B - SHORT-TERM INVESTMENTS

Short-term investments, in the form of marketable securities, consist of the following as of December 31:

	2003			2002		
	# Shares	Cost	Market Value	# Shares	Cost	Market Value
The United Funds Taxable Money Market Funds	0	$0	$0	57,421	$57,421	$57,421
American Century Short-Term Government Fund	0	0	0	2,010	20,277	19,513
		$0	$0		$77,698	$76,934

These investments are all considered cash equivalents for purposes of the statements of cash flows.

NOTE C - RELATED PARTY TRANSACTIONS

Burtis M. Hackett, Jr., the Company's majority stockholder, is the sole stockholder of Hackett Associates Insurance Agency, Inc., an insurance business. All office equipment and furniture are owned by Hackett Associates Insurance Agency, Inc., and the lease of the property, which is the corporate headquarters for both corporations is the responsibility of Hackett Associates Insurance Agency, Inc.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE C - RELATED PARTY TRANSACTIONS - CONTINUED

Under terms of a service agreement between these two entities, Hackett Associates Insurance Agency, Inc. charges Hackett Associates, Inc. a pro rata share of the common office expenses including payroll and related employee services, computer and data processing, and additional services incidental to and in connection with the physical operation of all business activities. The total charges paid to Hackett Associates Insurance Agency, Inc. for 2003 and 2002 were $624,167 and $751,225, respectively. The service agreement may be terminated by either party within a 30 day written notice requirement.

NOTE D - CONTRACTS

Hackett Associates, Inc. is an agent for numerous tax-sheltered annuities. The Company receives checks from numerous school districts whose employees are participants in these annuities. The Company also receives payments from the various school districts and must separate and distribute these funds. The Company uses a segregated account, which the Company has established for the benefit of these customers. The funds are distributed to the various annuities as instructed by the school district employees.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $127,750 and $123,876, respectively, which was in excess of the required minimum net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 2.25 to 1 and 1.93 to 1 at December 31, 2003 and 2002, respectively.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE F - INCOME TAXES

Income tax expense (refund) for the years ended December 31 consists of the following:

	2003	2002
Taxes Currently Payable (Refundable):		
Federal	$0	$0
State	0	0
	0	0
Deferred future benefits:		
Federal	(71)	585
State	(530)	(396)
	(601)	189
	($601)	$189

Deferred income taxes reflect the tax effects of state net operating loss carryforwards.

The Company's state net operating loss carryforwards, which are available to offset taxable income in future years are summarized as follows:

	Expires	Amount
PA	December, 2011	$13,601
Other states	Various dates	723

NOTE G - LEGAL MATTERS

The Company is a co-defendant in a NASD customer arbitration action, alleging a failure by the Company and several of its agents to timely transfer and sell restricted securities. The Company's counsel has filed an answer to statement of claim and filed a motion to dismiss the Company from the claim, which was not successful. The arbitration is currently scheduled for June 1, 2004. The Company's management is contesting the case vigorously, and counsel believes the loss claim is appropriate; however it also believes the Company may be potentially liable for either some direct or vicarious liability. Since discovery and analysis is still not completed, counsel is unable to provide the Company with any assessment of the eventual outcome or liability. Accordingly, no accrual has been recorded in these financial statements.

NOTE G - LEGAL MATTERS - CONTINUED

The Company was also a co-defendant in a NASD arbitration case that was initiated during 2002. Without any admission of liability, the Company agreed to resolve the matter amicably, which was settled by a payment made by the insurance affiliate during December, 2003, with final release received in January, 2004.

The Company is also either a defendant or co-defendant in several other complaints which arose during the normal course of business. Management is currently of the opinion that these matters are either without merit, or will be settled for immaterial payments (after insurance). In each case, the Company is vigorously contesting the claims, and no further reserves for loss contingencies are necessary at this time.

SUPPLEMENTARY INFORMATION

HACKETT ASSOCIATES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL

	Year Ended December 31	
	2003	2002
NET CAPITAL		
Total stockholder's equity from Statement of Financial Condition	**$138,131**	$135,315
Deductions and/or charges:		
Nonallowable assets - other assets	**(10,381)**	(9,900)
Haircuts on securities	**0**	(1,539)
NET CAPITAL	**$127,750**	$123,876
AGGREGATE INDEBTEDNESS (A.I.)		
Total aggregate indebtedness from Statement of Financial Condition	**$287,242**	$238,523
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital (6 2/3% of A.I.)	**$19,149**	$15,902
Minimum dollar net capital required	**$25,000**	$25,000
Net capital requirement (greater of the above)	**$25,000**	$25,000
Excess net capital	**$102,750**	$98,876
Excess net capital at 1000% (net capital less 10% of A.I.)	**$99,026**	$100,024
Percentage of aggregate indebtedness to net capital	**225%**	193%
Reconciliation with Company's computation		
(included in Part II of Form X-17A-5)		
Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report	**$117,503**	$130,124
Audit adjustments, net	**10,247**	(6,248)
NET CAPITAL	**$127,750**	$123,876
Audit Adjustments		
Additional accrued concession and commission receivables	**$139,589**	$99,850
Additional accrued commissions and expenses payable	**(133,072)**	(105,637)
Additional income in investment accounts	**0**	1,771
Additional income tax accrual	**601**	(189)
Adjustment to non-allowable assets	**3,129**	(2,043)
Audit Adjustments, Net	**$10,247**	($6,248)

 **HERBEIN+COMPANY, INC.**
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Board of Directors and Stockholders
Hackett Associates, Inc.
Wyomissing, Pennsylvania

Independent Auditor's Report on Internal Control

In planning and performing our audits of the financial statements and supplemental schedule of Hackett Associates, Inc. (the "Company"), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Herbein + Company, Inc.

Reading, Pennsylvania
February 10, 2004